Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-150459

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated April 25, 2008 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates dated April 25, 2008, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of our Corporate Secretary at 95 Wellington Street West, Toronto, Ontario, Canada, M5J 2N7 (telephone: (416) 367-4941), and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO A SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 25, 2008

New Issue	August 13, 2009

FAIRFAX FINANCIAL HOLDINGS LIMITED

Cdn$400,000,000
7.5% Senior Notes Due 2019

Fairfax Financial Holdings Limited (“Fairfax” or the “Company”) is offering Cdn$400,000,000 aggregate principal amount of 7.5% senior notes due 2019. The notes will mature on August 19, 2019 and will bear interest at an annual rate of 7.5%. Interest will be payable in equal semi-annual instalments in arrears on each August 19 and February 19, commencing on February 19, 2010. The notes will be our direct, unsecured obligations and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. We may redeem some or all of the notes at any time upon payment of a redemption price equal to the greater of the Canada Yield Price (as defined herein) and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption. The notes will be issued under an indenture. For a description of the terms of the notes and the indenture pursuant to which the notes will be issued, see “Description of the Notes.”

Investing in the notes involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 7 of the accompanying base shelf prospectus.

There is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See “Risk Factors”.

BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Merrill Lynch Canada Inc., Cormark Securities Inc. and GMP Securities L.P. (collectively, the “Agents”), as agents, have agreed with us to use their best efforts to arrange for purchasers of the notes, if, as and when issued by us in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on our behalf by Torys LLP and on behalf of the Agents by Osler, Hoskin & Harcourt LLP. Shearman & Sterling LLP has acted as our United States counsel in connection with the offering. See “Plan of Distribution”.

The Agents may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the Agents in connection with the offering of the notes. See “Plan of Distribution”.

Our head and registered office is at Suite 800, 95 Wellington Street West, Toronto, Ontario, M5J 2N7.

	Price to		Net Proceeds to
	Public(1)	Agents’ Fee(2)	Fairfax(2)(3)
Per Note	Cdn$996.39	Cdn$4.00/Cdn$10.00	Cdn$989.14
Total	Cdn$398,556,000	Cdn$2,900,000	Cdn$395,656,000

(1)	Plus accrued interest, if any, from August 18, 2009 to date of delivery.
(2)	Agents’ fee consists of a fee equal to Cdn$4.00 for each Cdn$1,000 principal amount of notes sold and an additional Cdn$10.00 for each Cdn$1,000 principal amount of notes sold to purchasers other than certain institutions. The aggregate fee payable to the Agents is based on the assumption that Cdn$130,000,000 principal amount of the notes will be sold to purchasers other than certain institutions.
(3)	Before deduction of expenses of the offering.

The effective yield on the notes if held to maturity is 7.552%.

We are permitted to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement. You should consult your own counsel, accountant or other advisors for legal, tax, business, financial and related advice regarding the offering.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and certain of the experts named in this prospectus supplement and the accompanying base shelf prospectus are Canadian residents, and many of our assets are located in Canada.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved of these securities, or determined if this prospectus supplement or accompanying base shelf prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the offering will take place on August 18, 2009 or on such later date as the Company and the Agents may agree (the “Closing Date”). A global certificate representing the notes will be issued in registered form only to CDS Clearing and Depository Services Inc. (“CDS”), or its nominee, and will be deposited with CDS on closing of the offering. A purchaser of the notes under the offering will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the notes are purchased. See “Description of the Notes —Book-Entry, Delivery and Form”.

Prospectus Supplement

ELIGIBILITY FOR INVESTMENT	S-3
ABOUT THIS PROSPECTUS SUPPLEMENT	S-3
PRESENTATION OF FINANCIAL INFORMATION	S-3
EXCHANGE RATE DATA	S-4
FORWARD-LOOKING STATEMENTS	S-4
SUMMARY	S-6
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA	S-10
RISK FACTORS	S-12
USE OF PROCEEDS	S-14
CAPITALIZATION	S-15
DESCRIPTION OF THE NOTES	S-16
PLAN OF DISTRIBUTION	S-22
EARNINGS COVERAGE RATIOS	S-22
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-23
DOCUMENTS INCORPORATED BY REFERENCE	S-25
LEGAL MATTERS	S-26
EXPERTS	S-26
AUDITORS	S-26

Base Shelf Prospectus

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	3
PRESENTATION OF OUR FINANCIAL INFORMATION	3
EXCHANGE RATE DATA	4
FORWARD-LOOKING STATEMENTS	4
THE COMPANY	6
RISK FACTORS	7
USE OF PROCEEDS	18
INSURANCE REGULATORY MATTERS	18
DESCRIPTION OF DEBT SECURITIES	26
DESCRIPTION OF SUBORDINATE VOTING SHARES AND PREFERRED SHARES	40
DESCRIPTION OF WARRANTS	44
DESCRIPTION OF SHARE PURCHASE CONTRACTS	46
DESCRIPTION OF UNITS	47
PLAN OF DISTRIBUTION	47
EARNING COVERAGE RATIOS	48
CERTAIN INCOME TAX CONSIDERATIONS	48
DOCUMENTS INCORPORATED BY REFERENCE	49
LEGAL MATTERS	50
EXPERTS	50
AUDITORS, TRANSFER AGENT AND REGISTRAR	50
LIST OF DOCUMENTS FILED WITH THE SEC	51
AUDITORS’ CONSENT	52

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP and Osler, Hoskin & Harcourt LLP, the notes offered hereby, if issued on the date of this prospectus supplement, would be, on such date, a qualified investment under the Income Tax Act (Canada) (the “Tax Act”) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account or a deferred profit sharing plan, other than a deferred profit sharing plan for which any employer is the Company or is an employer with whom the Company does not deal at arm’s length for purposes of the Tax Act.

The notes will not be a “prohibited investment” for a trust governed by a tax-free savings account on such date provided the holder of the tax-free savings account deals at arm’s length with us for purposes of the Tax Act and does not have a significant interest (within the meaning of the Tax Act) in the Company or in any person or partnership with which the Company does not deal at arm’s length for purposes of the Tax Act.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the securities that we are currently offering. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the securities that we are currently offering. Generally, the term “prospectus” refers to both parts combined.

You should read this prospectus supplement along with the accompanying base shelf prospectus. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided by this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. The notes are being offered only in jurisdictions in which offers and sales are permitted.

If the information varies between this prospectus supplement and the accompanying base shelf prospectus, the information in this prospectus supplement supersedes the information in the accompanying base shelf prospectus.

PRESENTATION OF FINANCIAL INFORMATION

As the majority of our operations are in the United States or conducted in U.S. dollars, we report our consolidated financial statements in U.S. dollars in order to provide more meaningful information to users of our financial statements. In this prospectus, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars, references to “$”, “US$” and “dollars” are to U.S. dollars, and references to “Cdn$” are to Canadian dollars.

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which differ from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, see note 20 to our audited consolidated financial statements for the year ended December 31, 2008 and note 15 to our unaudited interim consolidated financial statements for the six months ended June 30, 2009, incorporated by reference in this prospectus.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars:

						Six Months Ended
	Year Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009

Low	0.7159	0.7872	0.8528	0.8437	0.7711	0.9686	0.7692
High	0.8493	0.8690	0.9099	1.0905	1.0289	1.0289	0.9236
Period End	0.8308	0.8577	0.8581	1.0120	0.8166	0.9817	0.8602
Average	0.7697	0.8259	0.8820	0.9348	0.9441	0.9929	0.8291

On August 13, 2009, the noon buying rate was Cdn$1.00 = US$0.9215.

FORWARD-LOOKING STATEMENTS

Any statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “project,” “expect,” “plan,” “intend,” “predict,” “estimate,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. These forward-looking statements relate to, among other things, our plans and objectives for future operations and underwriting profits. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We are under no obligation to update or alter such forward-looking statements as a result of new information, future events or otherwise. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus supplement and the accompanying base shelf prospectus, or in documents incorporated by reference therein, include, but are not limited to:

•	a reduction in net income if our loss reserves are insufficient;

•	underwriting losses on the risks we insure that are higher or lower than expected;

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	the cycles of the insurance market, which can substantially influence our and our competitors’ premium rates and capacity to write new business;

•	changes in economic conditions, including interest rates and the securities markets, which could negatively affect our investment portfolio;

•	insufficient reserves for asbestos, environmental and other latent claims;

•	exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements;

•	exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf;

•	an inability to realize our investment objectives;

•	risks associated with implementing our business strategies;

•	the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us;

•	the failure of any of the loss limitation methods we employ;

•	inability of our subsidiaries to maintain financial or claims-paying ability ratings;

•	a decrease in the level of demand for reinsurance or insurance products, or increased competition in the insurance industry;

•	our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us;

•	our inability to access our subsidiaries’ cash;

•	our inability to obtain required levels of capital on favorable terms, if at all;

•	loss of key employees;

•	the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate;

•	risks associated with requests for information from government authorities and with government investigations;

•	risks associated with the current purported class action litigation;

•	risks associated with our pending civil litigation;

•	the influence exercisable by our controlling shareholder;

•	adverse fluctuations in foreign currency exchange rates;

•	our failure to realize future income tax assets;

•	our dependence on independent brokers over whom we exercise little control;

•	assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and

•	an impairment in the carrying value of our goodwill.

See “Risk Factors” in this prospectus supplement and in the accompanying base shelf prospectus for a further discussion of these risks and uncertainties.

SUMMARY

This brief summary highlights selected information from this prospectus supplement and the accompanying base shelf prospectus. It may not contain all of the information that is important to you. We urge you to carefully read and review the entire prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference therein, including our historical financial statements for the year ended December 31, 2008 and the six months ended June 30, 2009 and the notes to those financial statements. You should read “Risk Factors” beginning on page S-12 of this prospectus supplement and page 7 of the accompanying base shelf prospectus for more information about important factors that you should consider before making a decision to participate in the offering.

Unless the context otherwise requires, the terms “Fairfax”, “Company”, “we”, “us” and “our” refer to Fairfax Financial Holdings Limited and its subsidiaries; the term “OdysseyRe” refers to our public reinsurance business; the term “Group Re” refers to our wholly-owned reinsurance business, Group Re and its subsidiaries; the term “Crum & Forster” refers to our wholly-owned U.S. property and casualty insurance business, Crum & Forster Holdings Corp. and its subsidiaries; the term “Northbridge” refers to our wholly-owned Canadian property and casualty insurance business, Northbridge Financial Corporation and its subsidiaries; and the term “Hamblin Watsa” refers to our wholly-owned investment management subsidiary, Hamblin Watsa Investment Counsel Ltd. All references in this prospectus to “$”, “US$” or “dollars” refer to United States dollars and all references to “Cdn$” refer to Canadian dollars, unless otherwise indicated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

We are a financial services holding company primarily engaged in property and casualty insurance and reinsurance. We are incorporated under the Canada Business Corporations Act. We operate through a decentralized operating structure, with autonomous management teams applying a focused underwriting strategy to our markets. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis, which we believe provides above-average returns over the long-term. We provide a full range of property and casualty products, maintaining a diversified portfolio of risks across classes of business, geographic regions, and types of insureds. We have been under current management since September 1985. Our principal executive offices are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7, Canada. Our telephone number is (416) 367-4941.

We conduct our business through the following segments, with each of our continuing operations maintaining a strong position in its respective markets.

Our reinsurance business is conducted through OdysseyRe, Group Re, Advent and Polish Re. OdysseyRe is a U.S.-based underwriter of a full range of property and casualty reinsurance on a worldwide basis. We have a majority interest in OdysseyRe, whose common stock is traded on the New York Stock Exchange under the symbol “ORH.” Group Re primarily constitutes the participation by CRC (Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third-party reinsurance programs on the same terms and pricing as the third party reinsurers. Since 2004, Group Re has also written third party business. Advent, based in the U.K., was included in our reinsurance segment effective from its acquisition by the company on September 11, 2008 and is a reinsurance and insurance company, operating through Syndicate 780 and 3330 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re, based in Warsaw, Poland was included in our reinsurance segment effective from its date of acquisition on January 7, 2009 and writes reinsurance business in the Central and Eastern European regions.

Our insurance business is conducted through Northbridge (Canadian insurance), Crum & Forster (U.S. insurance) and Fairfax Asia (Asian insurance). OdysseyRe also conducts insurance business through its U.S. Insurance and London Market divisions. Northbridge provides commercial and personal lines property and casualty insurance primarily in Canada through a wide range of distribution channels. We completed a going-private transaction on February 20, 2009 pursuant to which we acquired all of the outstanding shares of Northbridge we did not already own and Northbridge became a wholly-owned subsidiary of Fairfax. Crum & Forster, based in the U.S., provides a full range of commercial property and casualty insurance, which targets specialty classes of business that emphasize strong technical underwriting expertise. We own all of the equity of Crum & Forster. OdysseyRe provides a range of professional and specialty liability insurance in the United States and internationally through its U.S. Insurance and London Market divisions. Fairfax Asia is comprised of our 98%-owned, Singapore based First Capital subsidiary which writes property and casualty insurance primarily to Singapore markets and our wholly-owned, Hong Kong based Falcon Insurance subsidiary which writes property and casualty insurance to niche markets in Hong Kong.

Our runoff business primarily includes our discontinued business that did not meet our underwriting criteria or strategic objectives and selected business previously written by our other subsidiaries that was put under dedicated runoff management. In addition, our runoff segment also includes third-party runoff operations that we have acquired, which we believe will provide us with the opportunity to earn attractive returns on our invested capital.

Our invested assets are managed by our wholly-owned investment management subsidiary, Hamblin Watsa. Hamblin Watsa has managed our invested assets since September 1985 and emphasizes a conservative investment philosophy, seeking to invest our assets on a total return basis, which includes realized and unrealized gains over the long-term, using a value-oriented approach.

Recent Developments

On July 17, 2009, the Company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares not already owned by the Company and its affiliates, for 220 U.K. pence in cash per common share. The Company currently owns 27.1 million common shares or approximately 66.7% of Advent’s outstanding common shares. The aggregate cash consideration payable under the proposed transaction for the 33.3% of the Advent shares that are not already held by Fairfax would be approximately $56.5 (£34.3 million). The closing of the offer is subject to a number of conditions, including regulatory approval and acceptance of the offer by holders of not less than 90% of the outstanding and to be issued shares of Advent not already owned by the Company and its affiliates.

Debt Ratings

Our senior unsecured debt is rated “BBB-” by Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., “Ba2” by Moody’s Investors Service Inc., “bbb” by A.M. Best Company, BB+ by Fitch Ratings Ltd. and “BBB” (low) by DBRS Limited. A rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time by the applicable rating agency. See “Capital Structure — Ratings” in our annual information form dated March 6, 2009 for additional information about these ratings.

SUMMARY OF THE NOTES

Issuer	Fairfax Financial Holdings Limited

Securities Offered	Cdn$400,000,000 aggregate principal amount of 7.5% senior notes due 2019 (the “notes”).

Maturity Date	August 19, 2019.

Interest	7.5%. Interest will be payable in equal semi-annual instalments in arrears on each August 19 and February 19, commencing February 19, 2010. Interest will accrue from August 18, 2009. The first semi-annual instalment of interest payable on February 19, 2010 will be equal to Cdn$37.70548 for each Cdn$1,000 principal amount of notes, based on the anticipated closing date of August 18, 2009. Thereafter, each semi-annual instalment of interest will be equal to Cdn$37.50 for each Cdn$1,000 principal amount of notes.

Ranking	The notes will be direct, unsecured obligations of Fairfax Financial Holdings Limited. The notes will rank equally and ratably with all of Fairfax Financial Holdings Limited’s existing unsecured and unsubordinated indebtedness. The notes will also be effectively subordinated to all obligations of Fairfax Financial Holdings Limited’s subsidiaries. See “Risk Factors — Risks Related to the Notes”.

Optional Redemption	We may redeem some or all of the notes at any time upon payment of a redemption price equal to the greater of the Canada Yield Price (as defined herein) and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption. See “Description of the Notes — Redemption — Optional Redemption”.

Restrictive Covenants	The indenture governing the notes is the indenture dated as of December 1, 1993 among the Company, the Bank of New York, as the successor U.S. trustee and CIBC Mellon Trust Company, as the successor Canadian trustee and contains covenants that, among other things, limit our ability to:

• create liens on the capital stock of certain of our subsidiaries; and

• enter into specific mergers or consolidations or convey, transfer or lease our properties and assets substantially as an entirety. See “Description of the Notes — Certain Covenants”.

Events of Default	For a discussion of events that will permit acceleration of the payment of the principal of, and accrued interest on, the notes, see “Description of the Notes — Events of Default”.

Use of Proceeds	We will use the net proceeds of the offering to augment our cash position, to increase short term investments and marketable securities held at the holding company, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

Form and Denomination	The notes will be issued only in the form of one or more global notes. See “Description of the Notes — Book-Entry; Delivery and Form”. Book-entry only certificates representing the notes will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee as registered global securities and will be deposited with CDS on the date of issue of the notes. The notes must be purchased, transferred or redeemed through a CDS participant. All rights of noteholders must be exercised through, and all payments or other property to which such holder is entitled will be made or delivered by, CDS or the CDS participant through which the noteholder holds such notes. Each person who acquires notes will receive only a customer confirmation of purchase from the Agent or registered dealer from or through which the notes are acquired in accordance with the practices and procedures of that Agent or registered dealer.

Interests in the global notes will be issued in minimum denominations of Cdn$1,000 and integral multiples of Cdn$1,000 in excess thereof.

Governing Law	The notes and their governing indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Trustees	The Bank of New York, as the successor U.S. trustee, and CIBC Mellon Trust Company, as the successor Canadian trustee.

Paying Agent	CIBC Mellon Trust Company.

RISK FACTORS

You should carefully consider all of the information set forth in this prospectus supplement and the accompanying base shelf prospectus and, in particular, should evaluate the specific risk factors beginning on page S-12 of this prospectus supplement and on page 7 of the base shelf prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following summary historical financial data should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2008 and the six months ended June 30, 2009 and the related management’s discussion and analysis thereon that are incorporated by reference in this prospectus.

The summary historical consolidated financial data for the years ended and as at December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009 are derived from our audited consolidated financial statements and our unaudited interim consolidated financial statements, respectively. We prepare our consolidated financial statements in accordance with Canadian GAAP.

We encourage you to read the consolidated financial statements incorporated by reference in this prospectus because they contain our complete financial statements for the periods presented. Our historical results of operations are not necessarily indicative of future results.

	Six Months Ended
	June 30,		Years Ended December 31,
	2009	2008(1)	2008(1)	2007(1)	2006(1)(2)
		(dollars in millions except per share amounts)
Consolidated Statements of Earnings:
Gross premiums written	$2,646.7	$2,580.2	$5,061.4	$5,214.5	$5,486.6

Net premiums written	2,231.3	2,235.9	4,332.2	4,498.4	4,789.7

Net premiums earned	2,211.0	2,244.1	4,529.1	4,648.8	4,850.6
Interest and dividends	355.6	344.8	626.4	761.0	746.5
Net gains on investments	177.0	1,025.1	2,570.7	1,665.8	765.6
Net gains on secondary offering	—	—	—	—	69.7
Other revenue(3)	271.3	—	99.4	434.5	371.3

Total revenues	3,014.9	3,614.0	7,825.6	7,510.1	6,803.7

Losses on claims	1,550.7	1,655.8	3,559.0	3,160.7	3,822.4
Operating expenses	396.9	412.5	835.9	817.7	757.9
Commissions, net	350.0	361.3	729.8	760.3	780.7
Interest expense	76.3	80.7	158.6	209.5	210.4
Other expenses(3)	267.9	—	98.0	401.5	353.7

Total expenses	2,641.8	2,510.3	5,381.3	5,349.7	5,925.1

Earnings from operations before income taxes	373.1	1,103.7	2,444.3	2,160.4	878.6
Income taxes	91.2	313.5	755.6	711.1	485.6

Net earnings before non-controlling interests	281.9	790.2	1,688.7	1,449.3	393.0
Non-controlling interests	(66.9)	(130.8)	(214.9)	(353.5)	(165.5)

Net earnings	$215.0	$659.4	$1,473.8	$1,095.8	$227.5

Net earnings per diluted share	$12.02	$34.72	$79.53	$58.38	$11.92

Selected Consolidated Balance Sheet Data (at period end):
Total investments and cash(4)	$19,438.6	$19,555.8	$19,949.8	$19,000.7	$16,819.7
Total assets	27,020.9	26,845.3	27,305.4	27,941.8	26,576.5
Provision for claims	14,805.1	14,913.6	14,728.4	15,048.1	15,502.3
Total shareholders’ equity	5,613.2	4,733.7	4,968.8	4,258.0	2,856.9
Common shareholders’ equity per basic share	$315.91	$251.86	$278.28	$230.01	$150.16

(1)	The Company has reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of net earnings from losses on claims and operating expenses to net gains (losses) on investments to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship which exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company.

(2)	On January 1, 2007, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement; Section 3251, Equity; Section 3861, Financial Instruments — Disclosure and Presentation; and Section 3865, Hedges. The adoption of these new accounting standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income. The company adopted these standards prospectively and, accordingly, prior period balances have not been restated (except for the reclassification of the currency translation account which was adopted retroactively with prior period restatement).

(3)	For the six months ended June 30, 2009 and the year ended December 31, 2008, the Other revenue and Other expenses includes Ridley Inc. since its acquisition on November 4, 2008. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. For the years ended December 31, 2007 and 2006, the Other revenue and Other expenses comprised Cunningham Lindsey Group Inc. and its operating companies, which is engaged in the claims adjusting, appraisal and loss management business.

(4)	Includes holding company cash, short-term investments and marketable securities and total portfolio investments, and is net of short sale and derivative obligations. See note 3 to our audited consolidated financial statements for the year ended December 31, 2008 and note 3 to our unaudited interim consolidated financial statements for the six months ended June 30, 2009, incorporated by reference into this prospectus for a discussion of the components of our holding company and portfolio investments.

	Six Months Ended		Years Ended December 31,
	June 30,
	2009	2008(1)	2008(1)	2007(1)	2006(1)
	(dollars in millions except per share data)
Selected Financial Ratios:
Insurance — Canada (Northbridge)
Loss & loss adjustment expense ratio(2)	72.8%	69.5%	75.2%	68.4%	71.8%
Expense ratio(3)	30.7	28.6	28.3	28.1	26.2

Combined ratio(4)	103.5%	98.1%	103.5%	96.5%	98.0%

— U.S. (Crum & Forster)
Loss & loss adjustment expense ratio(2)	67.6%	88.2%	85.8%	64.9%	64.1%
Expense ratio(3)	33.5	30.8	31.8	28.6	28.2

Combined ratio(4)	101.1%	119.0%	117.6%	93.5%	92.3%

— Asia (Fairfax Asia)
Loss & loss adjustment expense ratio(2)	76.5%	65.9%	81.5%	56.2%	55.7%
Expense ratio(3)	16.0	11.8	10.3	14.2	22.7

Combined ratio(4)	92.5%	77.7%	91.8%	70.4%	78.4%

Reinsurance — OdysseyRe
Loss & loss adjustment expense ratio(2)	67.3%	69.3%	72.7%	66.4%	68.7%
Expense ratio(3)	29.2	29.3	28.6	29.1	27.8

Combined ratio(4)	96.5%	98.6%	101.3%	95.5%	96.5%

— Other
Loss & loss adjustment expense ratio(2)	76.1%	62.7%	84.3%	54.6%	67.4%
Expense ratio(3)	19.1	30.7	32.3	41.2	28.3

Combined ratio(4)	95.2%	93.4%	116.6%	95.8%	95.7%

Consolidated combined ratio (excluding runoff)	98.5%	102.8%	106.2%	94.9%	95.5%

(1)	The Company has reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of net earnings from losses on claims and operating expenses to net gains (losses) on investments to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship which exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company.

(2)	Loss and loss adjustment expense ratio is calculated as claims losses and loss adjustment expenses expressed as a percentage of net premiums earned.

(3)	Expense ratio is calculated as commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned.

(4)	The combined ratio, which may be calculated differently by different companies, and is calculated by the company as the sum of the loss ratio and the expense ratio, is the traditional measure of underwriting results of property and casualty insurance and reinsurance companies and is regarded as a non-GAAP measure. For further information, please refer to the management’s discussion and analysis for the six months ended June 30, 2009 incorporated by reference in this prospectus.

RISK FACTORS

An investment in our securities involves risk. You should carefully consider the following risk factors and the risk factors beginning on page 7 of the accompanying base shelf prospectus, as well as the other information contained in and incorporated by reference into this prospectus, before deciding whether to participate in the offering. Any of the following risks could materially adversely affect our business, financial condition or results of operations and could materially adversely affect your investment in the notes. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to the Notes

The notes are effectively subordinated to the indebtedness of our subsidiaries.

The notes are effectively subordinated to any existing and future indebtedness and other liabilities of our subsidiaries. You will not have any claim as a creditor against our subsidiaries or the assets of our subsidiaries. Therefore, in the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, the subsidiary may not have sufficient remaining assets to make payments to us as a shareholder or otherwise. In the event of a default by a subsidiary under any credit agreement or other indebtedness, its creditors could accelerate the debt, prior to such subsidiary distributing amounts to us that we could use to make payments on the notes. In addition, if we caused a subsidiary to pay a dividend to us to make payments on the notes, and the dividend were determined to be improperly paid, holders of the notes would be required to return the payment to the subsidiary’s creditors.

As of June 30, 2009, our subsidiaries had approximately $0.9 billion of indebtedness. Our subsidiary debt may increase in the future. The terms of the notes do not limit the ability of our subsidiaries to incur additional indebtedness that is senior to the notes.

We are a holding company, and we may not have access to the cash that is needed to make payments on the notes.

We are a holding company and we conduct substantially all of our business through our subsidiaries and receive substantially all of our earnings from them. None of our subsidiaries is obligated to make funds available to us for payment on the notes. Accordingly, our ability to make payments on the notes is dependent on the distribution of earnings from our subsidiaries. The ability of our subsidiaries to pay dividends to us in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The ability of our subsidiaries to pay dividends or make distributions or returns of capital to us is subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, Ireland, the United Kingdom, Poland, Hong Kong and Singapore and is affected by our subsidiaries’ credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with our subsidiaries. No assurance can be given that some or all of our operating subsidiaries’ jurisdictions will not adopt statutory provisions more restrictive than those currently in effect. Our subsidiaries may incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due.

We may incur additional indebtedness that may adversely affect our ability to meet our financial obligations under the notes.

Our obligations under the notes rank equally with all of our other unsecured senior indebtedness. We may incur additional indebtedness in the future, which could have important consequences to holders of the notes, including the following:

•	we could have insufficient cash to meet our financial obligations, including our obligations under the notes;

•	our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes may be impaired; and

•	a significant degree of debt could make us more vulnerable to changes in general economic conditions and also could affect the financial strength ratings of our insurance subsidiaries.

Holders of the notes may not be protected in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction in the future.

The indenture under which the notes will be issued may not sufficiently protect holders of notes if we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The indenture does not contain:

•	any provision restricting any of our subsidiaries from incurring, assuming or being liable with respect to any indebtedness or other obligations;

•	any provision restricting us or our subsidiaries from incurring, assuming or being liable with respect to any unsecured indebtedness or other unsecured obligations;

•	any provision restricting us or any of our subsidiaries from paying dividends or making other distributions on capital stock or from purchasing or redeeming capital stock;

•	any restrictions on the ability of our subsidiaries to issue securities that would be senior to the common shares of the subsidiary held by us;

•	any financial ratios or specified level of net worth to which we or our subsidiaries must adhere; or

•	any specific restrictions on our ability to contribute our assets to our insurance subsidiaries.

The price at which you may be able to resell your notes may be adversely affected by factors that are beyond our control.

If you are able to resell your notes, the price you receive will depend on many factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the notes;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally; and

•	the market for similar securities.

As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price at which you acquired them in the offer.

There may be no active market for the notes.

We cannot be sure that any active market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

Enforceability of the indenture and the notes in a Canadian court will require proof of foreign laws.

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York and applicable U.S. federal trust indenture legislation. Generally, in an action commenced in a Canadian court for the enforcement of the indenture or the notes, a plaintiff will be required to prove those non-Canadian laws as a matter of fact by the evidence of persons who are expert in those laws.

USE OF PROCEEDS

The net proceeds to be received by the Company pursuant to this offering are estimated at Cdn$394,906,000 after payment of the Agents’ fee and estimated expenses of the offering (assuming the Agents’ fee is Cdn$2,900,000).

The net proceeds of the offering shall be used to augment our cash position, to increase short term investments and marketable securities held at the holding company, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

CAPITALIZATION

The table below sets forth our capitalization as of June 30, 2009 under Canadian GAAP. The “As Adjusted” column reflects our capitalization after giving effect to: (a) the repurchases, from July 1, 2009 to August 12, 2009 of the common shares of Fairfax and OdysseyRe as part of their previously announced common share repurchase programmes; and (b) this offering of notes. You should read this table in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 and our unaudited interim consolidated financial statements for the six months ended June 30, 2009, incorporated by reference into this prospectus.

	As of June 30, 2009
	Actual	As Adjusted
	(dollars in millions)

Holding company cash, short-term investments and marketable securities, net of short sale and derivative obligations	$862.7	$1,222.7

Debt(1)
Subsidiary indebtedness	$9.6	$9.6
Long-term debt — holding company borrowings	858.3	858.3
Long-term debt — subsidiary company borrowings	890.3	890.3
Purchase consideration payable	167.0	167.0
Trust preferred securities of subsidiaries	9.1	9.1
New notes(2)	—	363.9

Total debt	1,934.3	2,298.2

Non-controlling interests(3)	1,026.1	996.5

Shareholders’ equity
Common stock	2,121.3	2,119.3
Treasury stock, at cost	(26.1)	(26.1)
Preferred stock	102.5	102.5
Retained earnings	2,939.1	2,941.9
Accumulated other comprehensive income	476.4	476.4

Total shareholders’ equity	5,613.2	5,614.0

Total capitalization	$8,573.6	$8,908.7

Total debt as a percentage of total capitalization	22.6%	25.8%
Net debt as a percentage of net total capitalization(4)	13.9%	14.0%

(1)	See notes 8 and 9 of our audited consolidated financial statements for the year ended December 31, 2008 and note 6 to our unaudited consolidated financial statements for the six months ended June 30, 2009, incorporated by reference in this prospectus, for more details on our long-term debt, purchase consideration payable and trust preferred securities.

(2)	The carrying value of new notes is the aggregate principal amount net of discount, agents’ fees and estimated expenses of this offering, translated to U.S. dollars based on the noon rate of exchange on August 13, 2009 as reported by the Bank of Canada.

(3)	Includes minority interest in OdysseyRe, Advent Capital (Holdings) PLC and Ridley Inc.

(4)	Net debt equals total debt minus cash, short-term investments and marketable securities, net of short sale and derivative obligations. Net total capitalization is calculated by the Company as the sum of the total shareholders’ equity, non-controlling interests and net debt.

PRICE RANGE AND TRADING VOLUME OF LISTED SHARES

The common shares of Fairfax Financial Holdings Limited are listed on Toronto Stock Exchange (“TSX”) and the New York Stock Exchange under the symbol “FFH”. The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Common Shares on the TSX.

	High	Low	Volume
Common Shares	(Cdn$)	(Cdn$)

2008
August	262.30	221.94	793,321
September	340.00	223.20	2,414,673
October	377.00	302.00	2,141,779
November	368.99	318.36	1,143,808
December	390.00	339.25	1,219,625

2009
January	403.75	359.11	1,410,224
February	404.00	297.51	901,158
March	326.00	272.38	1,432,847
April	340.00	294.05	968,571
May	324.73	281.50	1,223,429
June	294.99	275.81	1,176,768
July	338.25	281.33	801,367
August 1 – 13	366.49	325.61	377,858

DESCRIPTION OF THE NOTES

As used under this heading “Description of the Notes”, the terms “Fairfax”, “Company”, “we”, “us” and “our” refer only to Fairfax Financial Holdings Limited, and not its subsidiaries.

The notes will bear interest from the date of issuance at the rate of 7.5% per annum, and will mature on August 19, 2019. Interest will be payable in equal semi-annual instalments in arrears on August 19 and February 19, commencing February 19, 2010 to the persons in whose names the notes are registered at the close of business on the preceding August 1 and February 1, respectively. The first semi-annual instalment of interest payable on February 19, 2010 will be equal to Cdn$37.70548 for each Cdn$1,000 principal amount of notes, based on the anticipated closing date of August 18, 2009. Thereafter, each semi-annual instalment of interest will be equal to Cdn$37.50 for each Cdn$1,000 principal amount of notes.

Interest will be calculated on the basis of a 365-day calendar year. Principal of and interest on the notes will be payable in such coin or currency of Canada as at the time of payment is legal tender for the payment of public and private debts. The notes will not be redeemable at the option of the holder prior to maturity and will not be subject to any sinking fund. Additional notes of the same series as the notes may be issued by the Company from time to time.

The notes will be issued under an indenture, dated as of December 1, 1993, among us, The Bank of New York, as the successor U.S. trustee and the CIBC Mellon Trust Company, as the successor Canadian trustee. The U.S. trustee and the Canadian trustee are referred to together in this prospectus supplement as the trustees. The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture. Whenever reference is made to particular sections of the indenture or terms that are defined therein, such sections or defined terms are incorporated herein by reference as a part of such summaries, which are qualified in their entirety by such reference. The indenture is subject to the provisions of the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. References to accounting terms in the indenture and in this summary, unless otherwise defined, have the meanings assigned to them in accordance with Canadian GAAP.

The indenture provides that, in addition to the notes offered hereby, securities of other series may be issued under the indenture without limitation as to aggregate principal amount. The securities of other series may have such terms and provisions not inconsistent with the indenture as we may determine from time to time. The securities of any series issued under the indenture, including the notes, are referred to as “securities”.

General

The notes will be direct, unsecured obligations of us and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness. The notes will rank among themselves equally and ratably without preference or priority. The indenture permits us from time to time, without notice to or the consent of the holders of any series of securities issued under the indenture, to create and issue further notes of a series ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the notes offered under this prospectus.

The notes will be issued in denominations of Cdn$1,000 and integral multiples thereof.

The provisions of the indenture do not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of notes protection in the event of a highly leveraged or similar transaction involving us.

Redemption

Optional Redemption

The notes will be redeemable, at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days’ nor more than 60 days’ prior notice to the registered holder, upon payment of a redemption price equal to the greater of the Canada Yield Price and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption.

“Canada Yield Price” means, in respect of any redemption of the notes, a price equal to the price of the notes offered hereby calculated to provide an annual yield from the date of redemption to August 19, 2019 equal to the Government of Canada Yield plus 100 basis points, compounded semi-annually and calculated in accordance with generally accepted financial practice on the business day preceding the date on which the Company gives notice of redemption pursuant to the indenture.

“Government of Canada Yield” on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to August 19, 2019. In calculating the Government of Canada Yield for purposes of a redemption of the notes, the Company will use the average of the yields provided by two major Canadian investment dealers selected by the Company.

Selection and Notice of Redemption

In the event that we choose to redeem less than all of the notes, selection of the notes for redemption will be made by the trustees in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustees shall deem fair and appropriate.

No notes of a principal amount of Cdn$1,000 or less shall be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as we have deposited with the paying agent funds in satisfaction of the applicable redemption price.

Certain Covenants

Limitation on Liens on Capital Stock of Restricted Subsidiaries.  The indenture provides that we may not, and may not permit any subsidiary to, create, assume, incur or suffer to exist any lien, other than a purchase money lien, upon any capital stock, whether owned on the date of the indenture or thereafter acquired, of any restricted subsidiary, to secure any obligation (other than the securities) of us, any subsidiary or any other person, without in any such case making effective provision whereby all of the outstanding securities shall be directly secured equally and ratably with such obligation; provided, however, that this restriction will not apply to (i) liens on the capital stock of any restricted subsidiary securing obligations outstanding from time to time under any bank credit facility, provided that the principal amount of all such obligations secured by liens on the capital stock of any restricted subsidiary, at the time of each incurrence of any portion of any such obligation, does not exceed 15% of the sum of (A) our consolidated shareholders’ equity at the end of our most recently completed fiscal quarter immediately preceding such incurrence for which financial statements are, or are required to be, available and (B) the aggregate principal amount of all obligations which are outstanding under any bank credit facility immediately after giving effect to such incurrence and which are secured by liens on the capital stock of a restricted subsidiary, and (ii) liens securing obligations from us to any wholly-owned restricted subsidiary or from any wholly-owned restricted subsidiary to us or any other wholly-owned restricted subsidiary. This provision will not restrict any of our other property or that of our subsidiaries.

The indenture defines “lien” as any mortgage, pledge, hypothecation, lien, encumbrance, charge or security interest of any kind; “obligation” as indebtedness for money borrowed or indebtedness evidenced by a bond, note, debenture or other evidence of indebtedness; “purchase money lien” as (i) any mortgage, pledge, hypothecation, lien, encumbrance, charge or security interest of any kind upon any capital stock of any restricted subsidiary acquired after the date of the indenture if such purchase money lien is for the purpose of financing, and does not exceed, the cost to us or any subsidiary of acquiring the capital stock of such restricted subsidiary and such financing is effected concurrently with, or within six months after, the date of such acquisition, and (ii) any extension, renewal or refinancing of any purchase money lien so long as the principal amount of obligations secured thereby shall not exceed the original principal amount of obligations so secured at the time of such extension, renewal or refinancing; “restricted subsidiary” as any subsidiary that is a licensed insurance company, other than any licensed insurance company that our board of directors, in good faith, determines is not, individually or together with any other licensed insurance company as to which a similar determination has been made, material to the business of the Company and its subsidiaries, considered as a whole; and “subsidiary” as a corporation or business trust, a majority of the outstanding voting stock of which is owned, directly or indirectly, by us or one or more other subsidiaries, or by us and one or more other subsidiaries. As of the date hereof, each of our licensed insurance company subsidiaries is a restricted subsidiary.

Waiver of Certain Covenants.  We may omit in any particular instance to comply with any term, provision or condition of the covenants described above if the holders of at least a majority of all securities issued under the indenture and then outstanding waive compliance in such instance with such term, provision or condition.

Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease.  The indenture provides that we shall not amalgamate or consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any other person, unless, (i) the corporation formed by such consolidation or amalgamation or into which we are merged or the person which shall have acquired or leased such properties or assets shall be a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or the United States, any state thereof or the District of Columbia and shall expressly assume our obligation for the due and punctual payment of the principal of (and premium, if any, on) and interest on all the outstanding securities issued under the indenture and the performance and observance of every covenant of the indenture on our part to be performed or observed, (ii) immediately after giving effect to such transaction, no event of default or event that after notice or passage of time or both would be an event of default shall have occurred and be continuing and (iii) certain other conditions are met.

Events of Default

The following constitute events of default with respect to the notes under the indenture: (a) a default for 30 days in the payment of any interest on any new note; (b) a default in the payment of the principal of any new note when due; (c) a default in the performance, or breach, of any other covenant or warranty in the indenture (other than a covenant or warranty included in the indenture solely for the benefit of one or more series of securities other than the notes) which default or breach continues for a period of 60 days after notice; (d) a default in the payment, at the stated maturity, of any indebtedness for money borrowed by us in excess of $10,000,000 and continuing after any applicable grace period, which default shall not have been cured or waived, or the acceleration of indebtedness for money borrowed by us in excess of $10,000,000, if such indebtedness has not been discharged, or such acceleration has not been rescinded or annulled, within 10 days after written notice has been given by either trustee, or the holders of at least 25% in principal amount of the outstanding securities, as provided in the indenture; and (e) certain events of bankruptcy, insolvency or reorganization.

If an event of default relating to a default in payment of principal of (or premium, if any, on) or interest on any series of securities issued under the indenture, or to a default in the performance, or breach, of any other covenant or warranty of us applicable to the securities of such series but not applicable to all outstanding securities issued under the indenture, or to a default in the payment, at stated maturity, of, or to the acceleration of, any indebtedness for money borrowed shall have occurred and be continuing, either trustee or the holders of not less than 25% in principal amount of securities of that series then outstanding may then declare the principal of all securities of that series to be due and payable immediately. If an event of default relating to a default in the performance, or breach, of any other covenant or warranty in the indenture applicable to all securities issued thereunder and then outstanding shall have occurred and be continuing, either trustee or the holders of not less than 25% in principal amount of all securities issued under the indenture and then outstanding (treated as one class) may declare the principal amount of all the securities then outstanding to be due and payable immediately. If an event of default described in clause (e) above shall occur, other than with respect to one of our subsidiaries, the principal amount of all the securities will automatically, and without any action by either trustee or any holder, become immediately due and payable. In each case, the holders of a majority in principal amount of the outstanding securities of that series or all series, as the case may be, may under certain circumstances rescind and annul such declaration by written notice to us and the trustees. In the event of a declaration of acceleration because an event of default specified in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically annulled if the indebtedness which is the subject of such event of default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such indebtedness, and written notice of such discharge or rescission is given to either trustee by us and countersigned by the holders of such indebtedness or their representative, within 30 days after such declaration of acceleration in respect of the notes, and no other event of default has occurred during such 30-day period which has not been cured or waived during such period.

The holders of not less than a majority in principal amount of the outstanding securities of the applicable series, in the case of an event of default applicable to such series but not to all outstanding securities, or a majority in principal amount of the outstanding securities of all series, in the case of an event of default applicable to all outstanding securities, may waive any past default and its consequences, except a default in respect of the payment of the principal of (or premium, if any, on) or interest on any security or in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding security affected thereby.

The indenture provides that the trustees shall be under no obligation to exercise any of the rights or powers vested in them by the indenture at the request or direction of holders of securities unless such holders shall have offered to the trustees reasonable funding, security and indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to such provisions for the indemnification of the trustees, the holders of not less than a majority in principal amount of the securities of any series (with respect to any remedy, trust or power relating to any default in payment of principal (or premium, if any, on) or interest on the securities of such series or any default in the performance or breach of any other covenant or warranty of us applicable to the securities of such series but not applicable to all outstanding securities issued under the indenture) or the holders of not less than a majority in principal amount of all securities issued under the indenture and then outstanding (treated as one class) (with respect to any other remedy, trust or power) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustees, or exercising any trust or power conferred on the trustees, with respect to such securities.

Discharge, Defeasance and Covenant Defeasance

We may discharge certain obligations to holders of notes which have not already been delivered to the trustees for cancellation and which have either become due and payable or are by their terms due and payable within one year by irrevocably depositing with one of the trustees trust funds in an amount sufficient to pay at maturity the principal of and interest on the notes.

We may, at our option, and at any time, elect to have our obligations discharged with respect to all outstanding notes. This is referred to as “defeasance”. Such defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes and to have satisfied our other obligations with respect to the notes under the indenture, except for (i) the rights of the holders of outstanding notes to receive, solely from the trust fund described below, payments in respect of the principal of and interest on such notes when such payments are due, (ii) our obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency for payment of the notes, the holding of money for security payments in trust and statements as to compliance with the indenture, (iii) our obligations in connection with the rights, powers, trusts, duties and immunities of the trustees and (iv) the defeasance provisions of the indenture. In addition, we may, at our option and at any time, elect to be released from our obligations with respect to certain of our covenants under the indenture (including those described under “—Limitation on Liens on Capital Stock of Restricted Subsidiaries”), referred to as “covenant defeasance”, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to the notes.

In order to exercise either defeasance or covenant defeasance with respect to the notes, (i) we must irrevocably deposit with one of the trustees, in trust, for the benefit of the holders of the notes, cash in Canadian dollars, certain Canadian government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the outstanding notes on the stated maturity of such principal or instalment of interest; (ii) in the case of defeasance, we shall have delivered to the trustees an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of this prospectus supplement, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, we shall have delivered to the trustees an opinion of counsel in the United States to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, we shall have delivered to the trustees an opinion of counsel in Canada to the effect that holders of the outstanding notes will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any holder of notes or the trustees); and (v) we must comply with certain other conditions.

Modification

The indenture provides that we and the trustees may enter into supplemental indentures without the consent of the holders of the notes or the holders of the securities of any other series to: (a) evidence the succession of another person to us and the obligations assumed by such successor under the indenture; (b) add to our covenants for the benefit of the holders of the securities of any series or surrender any right or power conferred upon us by the indenture; (c) add events of default for the benefit of the holders of the securities of any series; (d) add to or change any provisions of the indenture to facilitate the issuance of securities of any series in bearer form; (e) change or eliminate any provisions of the indenture, provided that any such change or elimination shall become effective only when there is no security issued under the indenture then outstanding of any series created prior thereto which is entitled to the benefit of such provision; (f) secure any series of securities; (g) establish the form and terms of any series of securities; (h) evidence the acceptance of appointment by a successor trustee under the indenture and provide for or facilitate the administration of one or more trusts under the indenture by one or more trustees; (i) close the indenture with respect to the authentication and delivery of additional series of securities or cure any ambiguity, correct or supplement any inconsistency or make any other provision with respect to matters or questions arising under the indenture, provided that such action does not adversely affect the interests of the holders of securities of any series in any material respect and (j) supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance or discharge of any series of securities, provided such action does not adversely affect the interests of the holders of securities of any series in any material respect.

The indenture also contains provisions permitting us and the trustees, with the consent of the holders of not less than a majority in principal amount of all securities issued under the indenture then outstanding and affected (treated as one class), to add any provisions to, change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of securities under the indenture; provided that we and the trustees may not, without the consent of the holder of each outstanding security affected thereby, among other things: (a) change the stated maturity of the principal of or any instalment of interest on any security, (b) reduce the principal amount of or the rate of interest on, or premium payable upon the redemption of, any such security, (c) reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof, (d) adversely affect any right of repayment at the option of the holder of any security, (e) change the place or currency of payment of principal of, or any premium or interest on, any such security, (f) impair the right to institute suit for the enforcement of any such payment on any security when due, (g) reduce the percentage in principal amount of securities of any series whose consent is necessary to modify or amend the indenture or to waive compliance with certain provisions of the indenture or certain defaults and their consequences or (h) modify the foregoing requirements.

Book-Entry; Delivery and Form

Book-entry only certificates representing the notes will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee as registered global securities and will be deposited with CDS on the date of issue of the notes. The notes must be purchased, transferred or redeemed through a CDS participant. All rights of noteholders must be exercised through, and all payments or other property to which such holder is entitled will be made or delivered by, CDS or the CDS participant through which the noteholder holds such notes. Each person who acquires notes will receive only a customer confirmation of purchase from the Agent or registered dealer from or through which the notes are acquired in accordance with the practices and procedures of that Agent or registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book-entry accounts for its CDS participants having interests in the notes.

Paying Agent

CIBC Mellon Trust Company at its principal office in the City of Toronto, Ontario, Canada will act as paying agent with respect to the notes.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement (the “Agency Agreement”) dated August 13, 2009 between us and the Agents, we have agreed to sell and the Agents have agreed to use their best efforts to obtain purchasers to purchase the notes on August 18, 2009, or on such other date as may be agreed upon, subject to the terms and conditions contained in the Agency Agreement, up to Cdn$400,000,000 principal amount of the notes.

The offering price of the notes was established by negotiation between us and the Agents. The Agents will receive a fee equal to Cdn$4.00 for each Cdn$1,000 principal amount of notes sold and an additional Cdn$10.00 for each Cdn$1,000 principal amount of notes sold to purchasers other than certain institutions.

The obligations of the Agents under the Agency Agreement may be terminated in their discretion on the basis of their assessment of the state of the financial markets and also upon the occurrence of certain stated events. While the Agents have agreed to use their best efforts to sell the Notes offered under this prospectus supplement, the Agents will not be obligated to purchase any Notes which are not sold.

The offering is being made in all the provinces of Canada. No notes will be sold in the United States, except with the consent of the Company. Subject to applicable law, the Agents may offer the notes in other jurisdictions outside Canada, excluding the United States. No sales will be effected in any province of Canada by any Agent not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province.

The notes are offered subject to certain conditions, including our right to reject orders in whole or in part.

In accordance with a rule of the Ontario Securities Commission and a policy statement of the Autorité des marchés financiers, the Agents may not, throughout the period of distribution, bid for or purchase notes. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, the notes. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering, and subject to the first exception mentioned above, the Agents may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the Agents in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes and short positions created by the Agents involve the sale by the Agents of a greater number of notes than may be offered by us in the offering. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market; these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

We and the Agents have agreed to indemnify each other against certain liabilities, including liabilities under Canadian provincial securities legislation. There is no public market for the notes and we do not intend to list the notes on any exchange.

EARNINGS COVERAGE RATIOS

The following consolidated financial ratios are calculated for the twelve-month periods ended June 30, 2009 and December 31, 2008. The “As Adjusted” ratio for the twelve months ended June 30, 2009 gives effect as of July 1, 2008 to this offering of notes.

The “As Adjusted” ratio for the twelve months ended December 31, 2008 gives effect as of January 1, 2008 to:

•	the repayment on the maturity date, January 28, 2009, of our outstanding $12.8 million 6.15% secured loan;

•	the repurchase on April 28, 2009 of $8.8 million principal amount of our trust preferred securities; and

•	this offering of notes.

Except as described above, the following table does not reflect the interest cost of our debt and the debt of our subsidiaries issued during the periods as if it was issued at the beginning of the periods.

Twelve Months Ended
	June 30, 2009		December 31, 2008
	Actual	As Adjusted	Actual	As Adjusted

Earnings coverage(1)	11.5x	9.8x	15.4x	13.3x

(1)	Earnings coverage is equal to net income before interest expense, non-controlling interests and income taxes divided by consolidated interest expense and preferred share dividend obligations.

Our consolidated interest expense and preferred share dividend obligations amounted to approximately $162.0 million and $168.7 million for the twelve-month periods ended June 30, 2009 and December 31, 2008, respectively. Our earnings before interest expense and income taxes for the twelve-month periods ended June 30, 2009 and December 31, 2008 were approximately $1,867.9 million and $2,602.9 million, respectively, which is 11.5 times and 15.4 times our consolidated interest expense and preferred share dividend obligations for those periods.

After giving effect to the adjustments as described above as of the beginning of the period, our consolidated interest expense and preferred share dividend obligations would have amounted to approximately $190.1 million and $195.3 million for the twelve-month periods ended June 30, 2009 and December 31, 2008, respectively.

After giving effect to the adjustments as described above as of the beginning of the periods, our earnings before interest expense and income taxes for the twelve-month periods ended June 30, 2009 and December 31, 2008 would have been approximately $1,867.9 million and $2,602.9 million, respectively, which would have been 9.8 times and 13.3 times our consolidated interest expense and preferred share dividend obligations for those periods.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to the Company, and Osler, Hoskin & Harcourt LLP, counsel to the Agents, the following summary accurately describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of notes who acquires notes pursuant to the offering and who, at all relevant times for purposes of the Tax Act, is resident or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, and holds the notes as capital property (a “Holder”). A note will generally be considered to be capital property of a Holder provided that Holder does not use or hold and is not deemed to use or hold the notes in carrying on business or an adventure in the nature of trade. Certain Holders whose notes might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to treat the notes (and all other “Canadian Securities”, as defined in the Tax Act) owned by the Holder in the taxation year in which the election is made and in all subsequent years as capital property.

This summary is not applicable to a Holder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), a Holder an interest in which is a “tax shelter investment” or a Holder that has elected to report its “Canadian tax results” in a “functional currency” in accordance with the provisions of the Tax Act (all as defined in the Tax Act). Such Holders should consult their own tax advisors having regard to their particular circumstances.

The summary is based on the current provisions of the Tax Act, the regulations thereunder and an understanding of the current administrative practices and policies published by the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account or anticipate any other changes in law, administrative policy or assessing practice, whether by judicial, governmental or legislative action or decisions, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances.

Taxation of Notes

Interest.  A Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a note that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder’s income for a preceding taxation year.

Any other Holder, including an individual or a trust of which neither a corporation or a partnership is a beneficiary, will be required to include in income for a taxation year any interest on a note received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder’s income for a preceding taxation year.

Any premium paid by the Company to a Holder because of the redemption by it of a note before maturity thereof will generally be deemed to be interest received at that time by the Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of, the interest that would have been paid or payable by the Company on the note for a taxation year ending after the redemption.

Disposition.  On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or maturity, a Holder generally will be required to include in income the amount of interest accrued or deemed to accrue on the note to the date of disposition to the extent that such amount has not otherwise been included in the Holder’s income for the taxation year or a previous taxation year. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any amount included in the Holder’s income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the note to the Holder immediately before the disposition.

Taxation of Capital Gains and Capital Losses

Under the Tax Act, one-half of any capital gain realized by a Holder is a taxable capital gain and one-half of any capital loss is an allowable capital loss. Taxable capital gains must be included in computing the income of a Holder. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. Capital gains realized by an individual and certain trusts may give rise to a liability for alternative minimum tax.

Additional Refundable Tax

A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to an additional refundable tax of 6 2/3% on certain investment income, including amounts of interest and taxable capital gains.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in the accompanying base shelf prospectus:

(1)	our annual information form for the year ended December 31, 2008, dated March 6, 2009;

(2)	our audited consolidated financial statements and the notes thereto, including balance sheets as at December 31, 2008 and 2007 and consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and including management’s report on internal control over financial reporting set out on page 14 of our 2008 Annual Report, together with the report of the auditors on these consolidated financial statements and on the effectiveness of internal control over financial reporting;

(3)	management’s discussion and analysis for the annual consolidated financial statements as at and for the periods referred to in paragraph (2);

(4)	our management information circular dated March 6, 2009 in connection with the annual meeting of shareholders held on April 15, 2009;

(5)	our unaudited consolidated financial statements and the notes thereto, including balance sheet as at June 30, 2009 and consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for the six months ended June 30, 2009 and June 30, 2008;

(6)	management’s discussion and analysis for the unaudited consolidated financial statements as at and for the periods referred to in paragraph (5); and

(7)	our material change reports dated January 19, 2009 and March 2, 2009 relating to the going-private transaction involving Northbridge.

Any documents of the types referred to in paragraphs 1 through 7 above (excluding confidential material change reports) and any business acquisition reports filed by us with the securities regulatory authorities in Canada or filed with or furnished to the SEC after the date of this prospectus supplement and prior to the termination of this offering of notes hereunder shall be deemed to be incorporated by reference into the base shelf prospectus. In addition, any report filed with or furnished to the SEC by us pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or submitted by us to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and prior to the termination of this offering of notes shall be deemed to be incorporated by reference into this prospectus supplement and the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference in the accompanying base shelf prospectus shall be deemed to be modified or superseded for the purposes of the base shelf prospectus to the extent that a statement contained therein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the base shelf prospectus.

Information has been incorporated by reference in this prospectus supplement and accompanying base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from Bradley P. Martin, Vice President, Chief Operating Officer and Corporate Secretary, at Suite 800, 95 Wellington Street West, Toronto,

Ontario M5J 2N7. Copies of documents that we have filed with the securities regulatory authorities in Canada may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

LEGAL MATTERS

Certain legal matters relating to the notes offered by this prospectus supplement will be passed upon on our behalf by Torys LLP, our Canadian counsel, and Shearman & Sterling LLP, our U.S. counsel. As of the date hereof, the lawyers of Torys LLP, directly or indirectly, in aggregate, own less than one percent of our outstanding subordinate voting shares.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated by reference into the base shelf prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

AUDITORS

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Licensed Public Accountants, Royal Trust Tower, Suite 3000, P.O. Box 82, 77 King Street West, Toronto, Ontario, Canada M5K 1G8.